EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

February 01, 2012	TSX Venture Exchange: EMR
OTC Bulletin Board: EGMCF
U.S. 20-F Registration: 000-51411
Frankfurt Stock Exchange: EML

Emgold Announces Successful Results from its

2011 Core Drilling Program

Stewart Property, B.C.

Emgold Mining Corporation (EMR:  TSX-V) (“Emgold” or the “Company”) is pleased to announce that it has completed the 2011 field exploration program (“2011 Program”) for its Stewart Property, located near Salmo, British Columbia.  The focus of the 2011 Program was to further delineate a molybdenum exploration target, the Stewart Moly Zone, which has been indentified from historic drilling on the property and from subsequent drilling by Emgold.

The 2011 Program consisted of 19 drill holes totaling 2,526 metres. Both high and low grade molybdenum mineralization was encountered in drilling, as well as other metals including gold.  Emgold has also identified the presence of rhenium, one of the rarest elements in the earth’s crust.  Rhenium is used as a catalyst in the production of lead-free, high-octane gasoline. It is also used in alloys for jet engines and in tungsten and molybdenum based alloys. Both gold and rhenium have potential to be important byproduct metals within the deposit if found in sufficient quantities.

Highlights of the 2011 Program include:

•

drill hole 11SM06 returned 58.65 metres averaging 0.198% MoS2, with 0.58% MoS2 over 0.9 metres;

•

drill hole 11SM07 returned 4.92 metres averaging 0.233% MoS2, with 0.98% MoS2 over 0.6 metres;

•

drill hole 11SM12 returned 9.25 metres averaging 1.94% MoS2;

•

drill hole 11SM17 returned 1.03 metres of 0.98% MoS2; and

•

drill hole 11SM18 returned 1.87 metres of 0.56% MoS2.

In addition to molybdenum, gold was also encountered including,

•

drill hole 11SM01 returned 1.56 meters of 1.15 grams per tonne gold;

•

drill hole 11SM05 returned 2.50 meters of 1.17 grams per tonne gold and 1.5 meters of 3.93 gram per ton gold;

•

Drill hole 11SM08 returned 1.34 meters of 1.27 grams per tonne gold;

•

Drill hole 11SM10 returned 1.82 meters of 1.65 grams per tonne gold;

•

Drill hole 11SM12 returned 0.21 meters of 7.09 grams per tonne gold; and

•

Drill hole 11SM14 returned 1.30 meters of 1.65 grams per tonne gold.

Elevated values for rhenium returned from the 2011 core samples were, in most instances, closely related to areas of elevated molybdenum.  Significant rhenium intersections include:

•

Hole 11SM06 where elevated Re values were returned from 14.02 metres depth down to 191.1 metres in the drill hole, with up to 1,653 ppb over 1.61 metres; and

•

Hole 11SM17 returned the highest Re value of 2,204 ppb over 1.03 metres within a string of elevated values from 163.17 to 186.2 metres depth down the hole.

Details of the drill holes, including mineralization intercepts, are set forth in Table 1 below and Table 2 attached to this news release.

Historic Exploration of the Stewart Moly Zone by Emgold and Others

The Stewart Property (the “Property”), located in the Nelson Mining District, is an attractive poly-metallic exploration property.  It contains a variety of styles and types of mineralization, with targets identified in different areas within the Property.  Targets include the Stewart Moly Zone, Arrow Tungsten Zone, Craigtown Gold Zone, and Free Silver Zone.  The Property consists of 28 contiguous mineral tenures (claims) covering 5,789 hectares, all of which are 100% owned by Emgold.

Previous exploration of the Stewart Moly Zone has included geological mapping, soil and rock geochemistry, geophysics, trenching and drilling.  The most extensive of those historic programs was conducted by Shell Canada Resources in 1980-1981 and Selco Inc., a division of BP Exploration Canada Limited, in 1983.  The two companies were searching primarily for molybdenum and drilled 23 holes in the area (Sources:  Turner, G.W., Assessment Report 7722, 1980; Turner, G.W., Assessment Report 10072, 1981; and Carpenter, T., Assessment Report 12,251, 1983 – reports available at B.C. Ministry of Mines ARIS website).

In 1980 Shell drilled three diamond drill holes and in 1981 another 16 diamond drill holes and defined a narrow, steep dipping podiform breccia zone based on four of those holes.  Historic information available from the Shell program includes assessment and project reports, drill logs, assay laboratory reports and summaries of the sampling and assaying procedures.

Selco Inc. conducted extensive exploration on the property for metals, primarily molybdenum, between 1982 and 1984. In 1982 Selco did airborne EM and magnetics surveys and rock chip sampling, and in 1983 they continued with geological evaluations, further geochemical sampling, ground geophysics and drilling.  Much of their work was on the Stewart Moly Zone.

Emgold acquired the Stewart Property in 2001 and continued evaluation of the Stewart Moly Zone in 2005 and 2007.  Geochemical sampling, geophysics, trenching, and drilling programs were completed to check historic work and further assess the strong molybdenum and other mineralization in the area.  The Company drilled eight holes in the area, two of which were twin holes adjacent to historic drilling.  The results of the twin holes compared favorably to the original Shell drill holes (see Emgold’s Nov. 28 and 29, 2005 and Nov. 28, 2007 press releases).

2011 Program Results for the Stewart Moly Zone by Emgold

The 2011 Program focused solely on the Stewart Moly Zone and drilling intersected granitic rocks along a contact with altered sediments.  Molybdenite mineralization was encountered within brecciated granite and sediments with strong silicification and potassic alteration.  The drill program was successful at further delineating the extents and content of the molybdenum mineralized body.  The location, orientation, depth, and significant results from the 19 holes drilled in the 2011 Program are outlined in Tables 1 and 2.

All of the 2011 core drilling was conducted within an approximate 120 metre strike length along the mineralized structure of the Stewart Moly Zone.  The drill hole locations and orientations are provided in the Table 1 below:

Table 1

2011 Drill Hole Location, Orientation and Depth

Hole_id	UTM E	UTM N	Elevation m	Azimuth	Dip	Depth ft	Depth m
11SM01	480750	5458840	1622	16	-45	726	221.28
11SM02	480750	5458840	1622	105	-45	206	62.79
11SM03	480750	5458840	1622	285	-45	206	62.79
11SM04	480773	5458918	1611	0	-90	508	154.84
11SM05	480760	5458910	1608	0	-90	367	111.86
11SM06	480766	5458900	1613	55	-64	756	230.43
11SM07	480762	5458900	1613	0	-90	497	151.49
11SM08	480755	5458884	1604	0	-90	297	90.53
11SM09	480726	5458886	1601	0	-90	287	87.48
11SM10	480720	5458900	1597	103	-70	384	117.04
11SM11	480720	5458900	1597	0	-90	407	124.05
11SM12	480721	5458910	1601	68	-64	456	138.99
11SM13	480756	5458932	1600	140	-70	467	145.39
11SM14	480760	5458951	1596	144	-65	384	117.96
11SM15	480795	5458970	1598	204	-65	367	111.86
11SM16	480800	5458968	1602	0	-90	337	102.72
11SM17	480794	5458951	1601	0	-90	646	196.9
11SM18	480800	5458936	1597	0	-90	668	203.61
11SM19	480815	5458950	1594	0	-90	307	93.57

Mineralized drill hole intercepts are summarized in Table 2, attached to this release.  The results show intercepts of high and low grade molybdenum mineralization, as well as the presence of gold and rhenium.

Emgold’s geologists utilized a strict quality assurance plan during the exploration programs that included communication with contractors about the needs for appropriate quality assurance, procurement of supplies and services capable of delivering the desired level of quality, sample handling to ensure integrity, inspection and testing to ensure that all work met or exceeded quality criteria, using methods that reduced the potential for errors, proper training of staff, and statistical analysis that ensured quality criteria were met.  The Company completed drill core logging and processing at its facility in Salmo, BC.  Samples were shipped to Acme Analytical Laboratories (“Acme”), an independent assay laboratory, in Vancouver for analysis. Acme Vancouver is ISO 9001 Certified. The exploration program was supervised by Perry Grunenberg, P.Geo.  He is a Qualified Person as defined in National Instrument 43-101.

The assay laboratory catalogued all samples, maintained complete chain of custody throughout the analytical process.  All sample preparation was done at the laboratory by their staff following standard procedures. As part of their quality assurance, the laboratory incorporated assaying standards, test blanks, and duplicate analyses of samples, and included those results in final reports.  The final signed reports completed the chain of custody process.  Thus far, no factors of any kind have been encountered in sampling programs conducted by Emgold on the Stewart Property that could materially affect the accuracy or reliability of Emgold's sample data.  All assay results to date have now been tabulated and reviewed.

Analysis of the Results

The Stewart Moly Zone is currently interpreted to be a breccia pipe, as previously interpreted from geologic modeling using MineSight® software.  It is a mineralized block with variable shape.  The mineralization is closely associated with a breccia structure with apparent length of approximately 200 meters and variable widths up to 80 meters. The true width is not known. It is exposed at ground surface, and historic drilling indicates depths of 150 meters to date.  Potential exists to expand the mineralized zone in several directions and at depth.

The current density of drilling along the mineralized breccia body will now allow for 3-dimensional modeling to further assess the resource potential, as well as delineating areas that may indicate further extents to the mineralization.  Emgold is currently focused on completing drill hole compilation and modeling with the objective of ultimately defining an NI 43-101 compliant molybdenum resource in the Stewart Moly Zone.  Other potential accessory metals such as gold and rhenium will be modeled as part of this work.

Nickel based super-alloys, for use in jet engines, contain up to 6 percent rhenium, making jet engine construction the largest use for the element, with chemical industry catalytic uses being the next most important.  It is widely used as filaments for mass spectrographs.  Rhenium is also used as an electrical contact material.  Because of low availability relative to demand, rhenium is among the most expensive industrial metals.  The average rhenium North American Spot Metal Price (99.9% Re) on January 1, 2012 was US$4,359.64 per kilogram (source metalprices.com).

Drilling to date indicates the potential to define a resource that may be recovered by open pit and underground mining extraction.  Future exploration at Stewart may consider exploration for other possible breccia pipes in the area, as breccia pipes can often occur in clusters.  Potential also exists for a mineralized porphyry system at depth.   Exploration may also consider gold and silver targets that have been previously identified on the Property.

Emgold is in the process of completing an Assessment Report for the 2011 Program.  Emgold will then develop a plan and budget for its 2012 exploration program at Stewart.  In December 2011, Emgold raised CDN$767,750 of flow through funds for exploration on its B.C. properties, Stewart and Rozan, in 2012.

David Watkinson, President and CEO of Emgold stated, “The Stewart Property represents a highly prospective exploration property with a variety of exciting targets.  Emgold is currently focused on completing core drilling with the ultimate objective of defining an NI 43-101 compliant molybdenum resource in the Stewart Moly Zone to improve the value of the property.  There are other gold and silver targets that also require additional exploration to assess their potential.”

Information in this news release that is of a scientific or technical nature was prepared by or under the supervision of, and approved by, Perry Grunenberg, P.Geo, an independent consultant to the Company.  He is a Qualified Person as defined in National Instrument 43-101 and supervised the 2011 Program.

For more information about Emgold, the Idaho-Maryland Gold Project and the Buckskin Rawhide, Stewart, and Rozan Properties, please visit www.emgold.com.

On behalf of the Board of Directors

David G. Watkinson, P.Eng.
President & CEO

For further information please contact:
Tel: 604-687-4622 Toll Free: 1-888-267-1400
Email: info@emgold.com

This release was prepared by the Company's management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.  This news release includes certain statements that are "forward-looking statements" within the meaning of applicable securities laws including statements regarding the Company's planned work programs, expected results and potential mineralization and resources on the Stewart Property. Forward-looking statements are based on certain assumptions of the Company, including that the Company has adequate capital to fund its proposed exploration programs, that actual results of exploration and development activities are consistent with management's expectations, that assumptions relating to mineral resource estimates are accurate, the assumption that metal prices remain at current values, and that the Company is able to procure equipment and supplies for its planned work programs   Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include exploration results that are different than those anticipated, inability to raise or otherwise security capital to fund planned programs, changes to metal prices, the price of the Company's shares, the costs of labour, equipment and other costs associated with exploration, availability of drilling equipment and operators, development and mining operations, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company does not intend to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by law.  For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.

Table 2

Results, 2011 Drill Program, Stewart Moly Zone

Hole Number	From (m)	To (m)	Intercept Width* (m)	MoS2** (%)	Mo (%)	Au ppb	Re ppb
11SM01	16.13	17.68	1.55				804
	21.50	22.65	1.15				502
	81.30	82.68	1.38	0.0810	0.049
	129.84	131.40	1.56			1,148.5
	201.40	202.40	1.00			620.2
11SM02	No Significant Values
11SM03	29.80	32.31	2.51			530.2
	44.50	47.55	3.05	0.0284	0.017
11SM04	3.80	5.49	1.69	0.0984	0.059
	5.49	6.96	1.47	0.0867	0.052
	16.13	17.68	1.55	0.3069	0.184
	19.35	20.57	1.22	0.1151	0.069
	21.50	22.65	1.15	0.1451	0.087
	29.00	32.02	3.02	0.0567	0.034
11SM05	1.51	4.10	2.59	0.0601	0.0360
	8.23	12.62	4.39	0.1220	0.073
including	8.23	9.2	0.97	0.2302	0.138		816
and	9.20	11.27	2.07	0.0684	0.041
and	11.27	12.62	1.35	0.1268	0.076		505
	23.47	24.85	1.38	0.1635	0.098
	32.50	35.00	2.50			1,170.9
	35.00	36.50	1.50			3,935.5
11SM06	14.02	15.50	1.48	0.3086	0.185		1,060
	31.10	32.61	1.51	0.2419	0.145		780
	47.25	105.90	58.65	0.1980	0.119
including	47.25	48.36	1.11	0.1435	0.086
and	48.36	50.60	2.24	0.1618	0.097		540
and	50.60	53.64	3.04	0.1985	0.119		623
and	54.97	56.69	1.72	0.1151	0.069
and	56.69	59.74	3.05	0.1635	0.098
and	59.74	61.00	1.26	0.1918	0.115		586
and	61.00	62.79	1.79	0.4404	0.264		1,031
and	62.79	65.84	3.05	0.1685	0.101
and	65.84	67.90	2.06	0.1234	0.074
and	67.90	69.60	1.70	0.2035	0.122		526
and	71.80	72.87	1.07	0.1668	0.100
and	72.87	74.98	2.11	0.2319	0.139		662
and	74.98	77.05	2.07	0.4971	0.298		1,160
and	77.05	78.50	1.45	0.0367	0.022
and	78.50	80.00	1.50	0.2652	0.159		781
and	80.00	81.50	1.50	0.2936	0.176		870
and	81.50	83.90	2.40	0.5038	0.302		1,240
and	83.90	85.07	1.17	0.2469	0.148		698
and	85.07	86.85	1.78	0.2969	0.178		879
and	86.85	88.00	1.15	0.0767	0.046
and	88.00	89.50	1.50	0.0951	0.057
and	89.50	91.50	2.00	0.1084	0.065
and	91.50	93.50	2.00	0.0601	0.036
and	93.50	95.50	2.00	0.0834	0.050
and	95.50	97.05	1.55	0.2902	0.174		868
and	97.05	98.80	1.75	0.0550	0.033
Hole Number	From (m)	To (m)	Intercept Width* (m)	MoS2** (%)	Mo (%)	Au ppb	Re ppb
and	98.80	100.80	2.00	0.0934	0.056
and	100.80	101.90	1.10	0.1518	0.091
and	101.90	103.00	1.10	0.1418	0.085
and	103.00	103.90	0.90	0.5822	0.349		1,418
and	103.90	105.90	2.00	0.2285	0.137		791
	187.76	189.49	1.73				537
	189.49	191.10	1.61				1,653
11SM07	1.83	3.33	1.50	0.3153	0.189		1,009
	3.33	5.18	1.85	0.1451	0.087
	6.68	8.23	1.55	0.1368	0.082
	17.67	20.42	4.92	0.2330	0.139
including	17.67	18.27	0.6	0.9792	0.587		1,751
and	18.27	19.4	1.13	0.1535	0.092
and	19.4	20.42	1.02	0.34200	0.205		735
	46.65	48.65	2.00	0.2235	0.134		702
11SM08	34.32	35.66	1.34			1,269.8
	57	58	1.00	0.1268	0.076
11SM09	No Significant Values
11SM10	12.8	14.62	1.82			1,649.7
	50.9	52.17	1.27	0.1301	0.078
11SM11	66.14	69.19	3.05			350.2
	81.38	84.43	3.05			380.9
	84.43	87.48	3.05			226.7
11SM12	6.92	8.45	1.53	0.2552	0.153		605
	8.45	10.97	2.52	0.1385	0.083
	17.07	18.57	1.50	0.2352	0.141		609
	20.12	21.62	1.50	0.1852	0.111
	29.26	32.31	3.05	0.1401	0.084
	39.9	41.45	1.55	0.1885	0.113
	42.87	52.12	9.25	0.1940	0.116
including	42.87	44.5	1.63	0.3036	0.182		>1,000
and	44.5	46	1.50	0.1535	0.092
and	46	47.55	1.55	0.1701	0.102
and	47.55	50.6	3.05	0.2068	0.124		538
and	50.6	52.12	1.52	0.1151	0.069
	132.76	132.97	0.21			7,094.9
11SM13	22.06	23.47	1.41				789
11SM14	43.3	44.5	1.20	0.4087	0.245		1,412
	69.19	70.7	1.51	0.1785	0.107
	70.7	72.24	1.54	0.3119	0.187		861
	69.19	70.7	1.51	0.1785	0.107
	76.3	77.6	1.30			1,646.7
	114.5	115.95	1.45	0.1435	0.086
11SM15	65.44	66.74	1.30	0.1802	0.108		688
	72.24	73.45	1.21	0.2636	0.158		723
	92.57	93.57	1.00			393.4
	97.8	100.1	2.30	0.1585	0.095
11SM16	No Significant Values
11SM17	154.6	155.87	1.27	0.1401	0.084
	160.32	163.17	2.85	0.1701	0.102
	163.17	164.2	1.03	0.9825	0.589		2,204
	167	169.58	2.58	0.2252	0.135		558
Hole Number	From (m)	To (m)	Intercept Width* (m)	MoS2** (%)	Mo (%)	Au ppb	Re ppb
	169.58	171.00	1.42	0.1334	0.080
	171.00	172.52	1.52				596
	172.52	174.06	1.54				730
	174.06	176.2	2.14	0.1568	0.094
	177.2	178.61	1.41	0.4871	0.292		1,197
	178.61	180.1	1.49	0.1351	0.081
	184.71	186.2	1.49	0.2319	0.139		500
11SM18	29.4	31.27	1.87	0.5605	0.336		1,566
	56.5	57.9	1.40	0.2402	0.144		644
	75.59	77.04	1.45	0.2552	0.153		618
	90.94	91.94	1.00	0.1418	0.085
11SM19	No Significant Values

* true width of intercept unknown due to variable nature of brecciated host

** conversion Mo to MoS2 multiply by 1.6681